 August 5, 2011

VIA EDGAR

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington, DC 20549-5546

RE:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 11, 2011
File No. 001-8974
Response Letter Filed July 8, 2011

Dear Ms. Blye:

We are writing in response to your letter dated July 22, 2011 setting forth comments on the above-referenced Response Letter. The numbered paragraphs below correspond to the numbered paragraphs in your July 22 letter.

1.      Staff’s Comment: We note from your response to our comment letter dated June 9, 2011, that you have committed to accept no new business in Iran; that you have ceased doing business in Sudan; and that you had some revenues from Iran in 2011. Please tell us whether you have ongoing legacy or other business in Iran or Sudan, or otherwise have remaining contractual obligations with respect to business in those countries. Tell us whether any such remaining business involves products or services for refinery and petrochemical applications.

Our Response: Honeywell has no ongoing legacy or other business in Sudan and does not have any remaining contractual obligations with respect to business in that country.

As noted in Honeywell’s prior submission, Honeywell committed in 2010 to undertake no new business in Iran and is in full compliance with applicable sanctions laws, including the Comprehensive Iran Sanctions, Accountability and Divestment Act 0f 2010 (“CISADA”). Moreover, Honeywell has in place

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

August 5, 2011

extensive controls to ensure adherence to all applicable sanctions laws. See our response to Staff’s Comment No. 2 in our initial Response Letter for further discussion of these internal controls.

Prior to the Company’s commitment to accept no new business in Iran, UOP Limited, a UK subsidiary of Honeywell (“UOP”), had licensed process technology and provided related products (catalysts and adsorbents) and services for refining and petrochemical applications. Although some of these legacy contracts anticipated that UOP would provide additional products, services and technology, UOP has ceased performance under these agreements.

Honeywell’s Automation and Control Solutions operating segment also has remaining contractual obligations in Iran. These obligations are not related to refinery or petrochemical applications and were entered into prior to the Company’s commitment to accept no new business in Iran and/or prior to the acquisition of the relevant entity by Honeywell (in the case of acquired entities, Honeywell compliance policies and procedures have been fully implemented as part of our acquisition integration process).

As we stated in our initial Response Letter, the Company’s business activities in Iran have at all times been de minimis and immaterial.

2.      Staff’s Comment: Please tell us whether the products and services that you sell or have sold in Iran, Syria or Sudan, other than those licensed by the Commerce Department for use in connection with the overhaul of Syrian airline, are on the Commerce Control List.

Our Response: With the exception of transactions licensed by the Department of Commerce as disclosed in our initial Response Letter, none of the products or services that the Company has sold to Iran, Syria or Sudan are on the Commerce Control List.

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Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and that Honeywell may not assert Staff comments as a defense in any

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

August 5, 2011

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 973-455-5208 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

/s/ Thomas F. Larkins
Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel